UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

JARDEN CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

471109108

(CUSIP Number of Common Stock)

Martin E. Franklin

Executive Chairman

Jarden Corporation

555 Theodore Fremd Avenue

Rye, New York 10580

(914) 967-9400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a copy to:

Robert L. Lawrence, Esq.

Kane Kessler, P.C.

1350 Avenue of the Americas

New York, New York 10019

(212) 541-6222

CALCULATION OF FILING FEE
Transaction Valuation	Amount Of Filing Fee**
$500,000,000	$57,300.00

*	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase for not more than $500 million in aggregate of up to 15,625,000 shares of common stock, $0.01 par value, at the minimum tender offer price of $32.00 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 3 for fiscal year 2012, equals $114.60 per million dollars of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$57,300.00	Filing Party:	Jarden Corporation
Form or Registration No.:	Schedule TO	Date Filed:	January 26, 2012

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.    ☐

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

INTRODUCTION

This Amendment No. 2 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “Commission”) on January 26, 2012, as amended by Amendment No. 1 filed with the Commission on February 21, 2012 (as amended, the “Schedule TO”), relating to the offer (the “Offer”) by Jarden Corporation, a Delaware corporation (“Jarden” or the “Company”), to purchase up to $500 million in value of shares of its common stock, $0.01 par value per share (the “Shares”). The Offer is being made upon the terms and subject to the conditions in the Offer to Purchase, dated January 26, 2012 (the “Original Offer to Purchase”), as supplemented and amended by the Supplement to the Offer to Purchase, dated February 21, 2012 (the “Supplement” and together with the Original Offer to Purchase, the “Offer to Purchase”), and the related Amended Letters of Transmittal.

Pursuant to Amendment No. 1 to the Schedule TO, the Offer was previously amended to (i) increase the price at which the Company is offering to purchase the Shares in the Offer to a price per Share of not greater than $36.00 nor less than $32.00, and (ii) extend the expiration date of the Offer until 12 midnight, New York City time, on Monday, March 5, 2012, unless otherwise extended, withdrawn or terminated. As of February 21, 2012, the date of Amendment No. 1 to the Schedule TO, approximately 3,938 Shares had been validly tendered and not withdrawn in the Offer. As of February 23, 2012, approximately 9,091 Shares have been validly tendered and not withdrawn in the Offer.

This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) and Rule 13e-4(d) under the Securities Exchange Act of 1934, as amended.

The information in the Offer to Purchase and the related Amended Letters of Transmittal is incorporated herein by reference in response to all of the items of Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein. You should read this Amendment together with the Schedule TO, the Offer to Purchase and the related Amended Letters of Transmittal.

ITEMS 1 THROUGH 11.

The Offer to Purchase is hereby amended and supplemented as follows:

1. In the “Summary Term Sheet” section of the Offer to Purchase, the question and answer entitled, “How many Shares will we purchase in the Offer?” is hereby amended by adding the following sentence to the end of the first paragraph of the answer:

“The Financing Condition has been satisfied as of February 24, 2012. See Section 7 and Section 9.”

2. In the “Summary Term Sheet” section of the Offer to Purchase, under the question and answer entitled, “How will we pay for the Shares?” the last sentence of the answer is hereby amended and restated as follows:

“We intend to pay for the Shares purchased in the Offer with a combination of cash on hand and cash raised in the Financing (as defined below), which Financing has been consummated as of February 24, 2012. See Section 9.”

3. In the “Summary Term Sheet” section of the Offer to Purchase, the question and answer entitled, “How long do I have to tender my Shares?” is amended by adding the following sentence to the end:

“As of February 23, 2012, approximately 9,091 Shares have been validly tendered and not withdrawn in the Offer.”

4. In the “Summary Term Sheet” section of the Offer to Purchase, the question and answer entitled, “Are there any conditions in the Offer?” is hereby amended as follows:

The first bullet following the first paragraph is hereby amended and restated as follows:

“— the successful completion of additional debt financing under the Company’s existing senior credit facility, on terms satisfactory to the Company in its sole discretion, resulting in aggregate proceeds to the Company that are sufficient to fund the portion of the purchase of Shares in the Offer that the Company determines not to fund from the Company’s available cash on hand (the “Financing Condition”), which Financing Condition has been satisfied as of February 24, 2012;”

and

The last paragraph of the answer to such question is hereby amended and restated as follows:

“In the event that the Financing Condition is satisfied or waived less than five business days prior to the Expiration Date, we will, to the extent required by law, extend the Offer to ensure that at least five business days remain in the Offer following the satisfaction or waiver of the Financing Condition. The Financing Condition has been satisfied as of February 24, 2012, which is more than five business days prior to the Expiration Date of the Offer. For a more detailed discussion of these and other conditions to the Offer, please see Section 7.”

5. The third full paragraph of Section 7 (Conditions of the Offer) of the Offer to Purchase is hereby amended and restated as follows:

“In the event that the Financing Condition is satisfied or waived less than five business days prior to the Expiration Date, we will, to the extent required by law, extend the Offer to ensure that at least five business days remain in the Offer following the satisfaction or waiver of the Financing Condition. The Financing Condition has been satisfied as of February 24, 2012, which is more than five business days prior to the Expiration Date of the Offer. For a more detailed discussion of the Financing, please see Section 9.”

6. Section 9 (Source and Amount of Funds) of the Offer to Purchase is hereby amended by adding the following paragraph to the end of such section:

“On February 24, 2012, the Company announced an amendment to the Facility (the “Facility Amendment”). The Facility Amendment was entered into in order to, among other things, (i) implement a facilities increase permitted under the Facility that increases the term loans outstanding thereunder in an aggregate principal amount equal to $300,000,000, comprised of an increase of $150,000,000 in respect of the Tranche A Term Loan Facility and an increase of $150,000,000 in respect of the Tranche B Term Loan Facility and (ii) amend, modify and/or supplement certain other agreements, obligations, covenants, representations and warranties of the parties under the Facility. As a result of the consummation of the Facility Amendment, which constitutes the Financing for purposes of the Offer, the Financing Condition has been satisfied as of February 24, 2012.”

7. In Section 10 (Certain Information Regarding Us), the table under the heading “Incorporation by reference” is hereby amended and restated as follows:

SEC Filings	Date Filed

Annual Report on Form 10-K for the fiscal year ended December 31, 2011	February 23, 2012

Current Reports on Form 8-K	January 24, 2012 (with respect to only such portion of the Form 8-K that is deemed filed with the SEC) and February 24, 2012

Definitive Proxy Statement for our 2011 annual meeting of stockholders	April 26, 2011

8. Section 11 of the Offer to Purchase (Certain Financial Information) is hereby amended and restated in its entirety as follows:

“Historical Financial Information. We incorporate by reference the financial statements and notes thereto included in Part II, Item 8 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2011. You should refer to Section 10 for instructions on how you can obtain copies of our SEC filings, including filings that contain our financial statements.

Summary Historical Consolidated Financial Data. The following tables set forth our summary historical consolidated financial data for the fiscal years ended December 31, 2009, 2010 and 2011. This financial data has been derived from, and should be read in conjunction with the audited consolidated financial statements and the related notes filed as part of our Annual Report on Form 10-K for the year ended December 31, 2011. Historical results are not necessarily indicative of the results of operations to be expected for the future periods.

At December 31, 2011 (in millions, except per share data)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$808.3
Working capital(a)	2,029.8
Total assets	7,116.7
Total debt	3,159.4
Total shareholders’ equity	1,912.0
Book value per share(b)	$21.03

(a)	Working capital is defined as current assets (including cash and cash equivalents) less current liabilities.
(b)	Reflects shareholders’ equity divided by common shares outstanding at December 31, 2011.

	For the Years Ended December 31,
	2011	2010	2009
	(in millions, except per share data)
Consolidated Statement of Operations Data:
Net sales	$6,679.9	$6,022.7	$5,152.6
Operating earnings	522.9	407.3	386.9
Interest expense, net	179.7	177.8	147.5
Loss on early extinguishment of debt	12.8	—	—
Income tax provision	125.7	122.8	110.7
Net income	204.7	106.7	128.7
Earnings Per Share:
Basic	$2.33	$1.20	$1.53
Diluted	$2.31	$1.19	$1.52
Weighted average shares outstanding:
Basic	88.1	89.0	84.1
Diluted	88.6	89.8	84.8
Other Data:
Ratio of earnings to fixed charges	2.5	2.1	2.4

Summary Unaudited Pro Forma Consolidated Financial Data. The following tables set forth summary unaudited pro forma consolidated financial data for the year ended December 31, 2011 and certain ratios for such periods. The summary unaudited pro forma consolidated financial data for the year ended December 31, 2011 have been derived from our audited financial statements which have been audited by PricewaterhouseCoopers LLP. The summary unaudited pro forma consolidated financial data gives effect to the purchase of Shares pursuant to the Offer, as if such purchase had occurred on January 1, 2011 for the condensed consolidated statement of operations for the year ended December 31, 2011 and on December 31, 2011 for the condensed consolidated balance sheet as of December 31, 2011. Such pro forma data also assumes that the purchase of Shares is financed with debt on the terms described in the footnotes to the table below.

This financial data has been derived from, and should be read in conjunction with, the audited consolidated financial statements and the related notes filed as part of our Annual Report on Form 10-K for the year ended December 31, 2011. This summary unaudited pro forma consolidated financial data is not necessarily indicative of either our financial position or results of operations that actually would have been attained had the purchase of Shares pursuant to the Offer and the related financing been completed at the dates indicated, or will be achieved in the future. The summary unaudited pro forma financial data set forth below are presented for informational purposes only, should not be considered indicative of actual results of operations that would have been achieved had the Offer been consummated on the dates indicated, and do not purport to be indicative of our results of operations for any future period. Our future results are subject to prevailing economic and industry specific conditions and financial, business and other known and unknown risks and uncertainties, certain of which are beyond our control. These factors include, without limitation, those described in this Offer to Purchase under “Forward-Looking Statements.”

	Unaudited Pro Forma Consolidated Statement of Operations For the Year Ended December 31, 2011 (in millions, except per share data)
(in millions, except per share data)	As Reported	Pro Forma Adjustments		Pro Forma
Net sales	$6,679.9	$—		$6,679.9
Cost of sales	4,821.9	—		4,821.9

Gross profit	1,858.0	—		1,858.0
Selling, general and administrative expenses	1,259.2	—		1,259.2
Reorganization costs, net	23.4	—		23.4
Impairment of goodwill and intangibles	52.5	—		52.2

Operating earnings	522.9	—		522.9
Interest expense, net	179.7	10.1	(a)	189.8
Loss on early extinguishment of debt	12.8	—		12.8

Income before taxes	330.4	(10.1)		320.3
Income tax provision	125.7	(4.0	)(d)	121.7

Net income	$204.7	$(6.1)		$198.6

Earnings per share:
Basic earnings per share	$2.33			$2.68
Diluted earnings per share	$2.31			$2.66
Weighted average shares outstanding:
Basic	88.1	(13.9	)(c)	74.2
Diluted	88.6	(13.9	)(c)	74.7

	Unaudited Pro Forma Condensed Consolidated Balance Sheet as of December 31, 2011 (in millions, except per share data)
(in millions, except per share data)	As Reported	Pro Forma Adjustments		Pro Forma
Assets:
Cash and cash equivalents	$808.3	$(205.0	)(a),(b),(c)	$603.3
Other current assets	2,685.2	—		2,685.2

Total current assets	3,493.5	(205.0)		3,288.5

Goodwill	1,717.1	—		1,717.1
Intangibles, net	1,156.5	—		1,156.5
Other non-current assets	749.6	5.0	(b)	754.6

Total assets	$7,116.7	$(200.0)		$6,916.7

Liabilities:
Short-term debt and current portion of long-term debt	$269.3	$—		$269.3
Other current liabilities	1,194.4	—		1,194.4

Total current liabilities	1,463.7	—		1,463.7

Long-term debt	2,890.1	300.0	(a)	3,190.1
Other non-current liabilities	850.9	—		850.9

Total liabilities	5,204.7	300.0		5,504.7

Shareholders’ Equity:
Treasury Stock	(51.2)	(500.0	)(c)	(551.2)
Retained Earnings	594.4	—		594.4
Other equity	1,368.8	—		1,368.8

Total shareholders’ equity	1,912.0	(500.0)		1,412.0

Total liabilities and shareholders’ equity	$7,116.7	$(200.0)		$6,916.7

Book value per share	$21.03			$18.34	(e)

Notes to Summary Unaudited Pro Forma Financial Statements

(a)	Assumes the issuance of new term debt of $300 million, of which $150 million bears a pro forma interest rate based on 1 month LIBOR (assumed to be 0.27%) plus an incremental borrowing rate of 2.25% per annum and $150 million bears a pro forma interest rate based on 3 month LIBOR (assumed to be 0.57%) plus an incremental borrowing rate of 3.00% per annum.

(amounts in millions)
$300.0	New term debt
3.05%	Pro forma interest rate
$9.1	Pro forma interest expense for the year ended December 31, 2011

(b)	Addition of new deferred debt issue costs of $5 million assumed to be amortized over 5 years.

Year Ended 12/31/11
(amounts in millions)
Pro forma interest expense on new term debt (see (a) above)	$9.1
Amortization of new debt issue cost	1.0

$10.1

(c)	Reflects the repurchase of 13.9 million common shares of the Company’s common stock at $36.00 per share, the high end of the tender offer range, for an aggregate repurchase price of $500 million that consists of $200 million of the Company’s cash on hand with the remaining $300 million from the issuance of new term debt.

(d)	Assumes a pro forma tax rate of 39.5%.

(e)	Pro forma book value per share reflects pro forma shareholders’ equity at December 31, 2011 of $1,412.0 million divided by pro forma common shares outstanding at December 31, 2011 calculated as:

(in thousands)
92,700	Shares issued at December 31, 2011, as reported
(1,800)	Less: Treasury shares (as reported)
90,900	Shares outstanding at December 31, 2011, as reported
(13,900)	Less: Treasury shares assumed repurchased (see (c) above)
77,000	Pro forma shares outstanding at December 31, 2011

The pro forma ratio of earnings to fixed charges for the year ended December 31, 2011 is 2.4.”

ITEM 12.	EXHIBITS

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(b)(4)	Amendment No. 1 to Credit Agreement, dated as of February 24, 2012, among Jarden Corporation, as the US Borrower, Jarden Lux Holdings S.à r.l., Jarden Lux S.à r.l. and Jarden Lux Finco S.à r.l., collectively as the Luxembourg Borrower, Barclays Bank PLC, as administrative agent and collateral agent, and each incremental lender identified on the signature pages thereto (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on February 24, 2012, and incorporated herein by reference).

(b)(5)	Consent, Agreement and Affirmation of Guaranty and Pledge and Security Agreement (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed on February 24, 2012, and incorporated herein by reference).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

JARDEN CORPORATION

By:	/s/ Ian G.H. Ashken
Name:	Ian G.H. Ashken
Title:	Vice Chairman and Chief Financial Officer

Dated: February 24, 2012

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

(a)(1)(i)	Offer to Purchase, dated January 26, 2012.**

(a)(1)(ii)	Forms of Letters of Transmittal.**

(a)(1)(iii)	Notice of Guaranteed Delivery.**

(a)(1)(iv)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.**

(a)(1)(v)	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.**

(a)(1)(vi)	Supplement to the Offer to Purchase, dated February 21, 2012.*

(a)(1)(vii)	Forms of Amended Letters of Transmittal.*

(a)(1)(viii)	Amended Notice of Guaranteed Delivery.*

(a)(1)(ix)	Supplemental Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(x)	Supplemental Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(5)(i)	Press Release, dated January 25, 2012.**

(a)(5)(ii)	Press Release, dated February 21, 2012.*

*	Previously filed with Amendment No. 1 to the Schedule TO on February 21, 2012.
**	Previously filed with the Schedule TO on January 26, 2012.